Exhibit B.3(a): Annual Information Form

Canadian Imperial Bank of Commerce
ANNUAL
INFORMATION
FORM
December 2, 2009

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS	2

INFORMATION INCORPORATED BY REFERENCE	3

CORPORATE STRUCTURE	3
Name, Address and Incorporation	3
Intercorporate Relationships	3

DESCRIPTION OF THE BUSINESS	4
The CIBC Organization	4
Competitive Conditions	4
Social and Environmental Policies	5
Risk Factors	5

GENERAL DEVELOPMENT OF THE BUSINESS
Three Year History	5

DIVIDENDS	7

CAPITAL STRUCTURE	7
Ratings	7

MARKET FOR SECURITIES	8
Trading Prices and Volume	9

DIRECTORS AND OFFICERS	10
Directors and Board Committees	10
Executive Officers	10
Shareholdings of Directors and Executive Officers	11
Corporate Cease Trade Orders or Bankruptcies	11
Penalties or Sanctions	13
Personal Bankruptcies	13
Conflicts of Interest	13

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	13

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	13

TRANSFER AGENT AND REGISTRAR	13

EXPERTS	13

AUDIT COMMITTEE	13

PRE-APPROVAL POLICIES AND PROCEDURES	15

FEES FOR SERVICES PROVIDED BY SHAREHOLDERS’ AUDITORS	15

ADDITIONAL INFORMATION	15

Appendix A Rating Definitions	16
Appendix B Audit Committee Mandate	18
Appendix C Policy on the Scope of Services of the Shareholders’ Auditors	27

A NOTE ABOUT FORWARD-LOOKING STATEMENTS
From time to time, CIBC makes written or oral forward-looking statements within the meaning of certain securities laws, including in this Annual Information Form, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements about CIBC’s operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2010 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require CIBC to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control, affect its operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of CIBC’s forward-looking statements. These factors include credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk; legislative or regulatory developments in the jurisdictions where CIBC operates; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in CIBC’s estimates of reserves and allowances; changes in tax laws; changes to CIBC’s credit ratings; political conditions and developments; the possible effect on CIBC’s business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of CIBC’s business infrastructure; the accuracy and completeness of information provided to CIBC by clients and counterparties; the failure of third parties to comply with their obligations to CIBC and its affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; changes in monetary and economic policy; currency value fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where CIBC has operations; changes in market rates and prices which may adversely affect the value of financial products; CIBC’s success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; CIBC’s ability to attract and retain key employees and executives; and CIBC’s ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of CIBC’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this Annual Information Form or in other communications except as required by law.

INFORMATION INCORPORATED BY REFERENCE
Certain disclosure in this annual information form (AIF) is derived and incorporated by reference from CIBC’s 2009 Annual Accountability Report for the year ended October 31, 2009 (2009 AAR). The table below identifies pages from the 2009 AAR which are incorporated by reference into this AIF.

AIF Item	2009 AAR – Page Reference
CORPORATE STRUCTURE
Intercorporate Relationships	168

NARRATIVE DESCRIPTION OF THE BUSINESS
The CIBC Organization	39-95

Environmental Risk	88

Risk Factors	73-88

DIVIDENDS	138-141

CAPITAL STRUCTURE	137-142

DIRECTORS AND BOARD COMMITTEES	34-37

LEGAL PROCEEDINGS	154

TRANSFER AGENT AND REGISTRAR	192

AUDIT COMMITTEE
Fees for Services provided by Shareholders’ Auditors	175
Unless otherwise specified, this AIF presents information as at October 31, 2009.
CORPORATE STRUCTURE
Name, Address and Incorporation
Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada) (Bank Act). CIBC was formed through the amalgamation of The Canadian Bank of Commerce and Imperial Bank of Canada in 1961. The Canadian Bank of Commerce was originally incorporated as Bank of Canada by special act of the legislature of the Province of Canada in 1858. Subsequently, the name was changed to The Canadian Bank of Commerce and it opened for business under that name in 1867. Imperial Bank of Canada was incorporated in 1875 by special act of the Parliament of Canada and commenced operations in that year. The address of the registered and head office of CIBC is Commerce Court, Toronto, Ontario, Canada, M5L 1A2.
Intercorporate Relationships
Information about the intercorporate relationships among CIBC and its principal subsidiaries is provided on page 168 of the 2009 AAR.

DESCRIPTION OF THE BUSINESS
The CIBC Organization
CIBC is a leading Canadian-based, global financial institution. CIBC serves its clients through two distinct business lines: CIBC Retail Markets and Wholesale Banking.
CIBC Retail Markets comprises CIBC’s personal banking, business banking and wealth management businesses. It provides a full range of financial products and services to personal, business and wealth management clients in Canada, as well as investment management services globally to retail and institutional clients in Hong Kong, Singapore and the Caribbean. In addition, Retail Markets offers a full range of financial services to clients in 17 regional markets in the Caribbean through FirstCaribbean International Bank.
Wholesale Banking (previously known as CIBC World Markets) provides a wide range of credit, capital markets, investment banking, merchant banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world. Wholesale Banking also supports day to day treasury execution activities. The mandate of Wholesale Banking is to be a premier client-focused, Canadian-based wholesale bank.
CIBC’s two major operating groups are supported by five functional groups: Technology and Operations; Corporate Development; Finance (including Treasury); Administration; and Risk Management. Information about CIBC’s business lines and functional groups is provided in CIBC’s Management Discussion and Analysis for the year ended October 31, 2009 included on pages 39 to 95 of the 2009 AAR.
A more complete description of services provided by CIBC Retail Markets and Wholesale Banking can be found in the 2009 AAR on pages 59 to 64.
Competitive Conditions
CIBC was the fifth largest Canadian chartered bank in terms of market capitalization as of October 31, 2009.
From November 2008 through early March 2009, industry conditions for CIBC and its primary competitors (the other five largest Canadian banks) remained very challenging with market-related charges affecting CIBC financial results in the first half of the year. While the consumer environment remained challenging, sustained improvement in industry conditions over the second half of the year supported stronger industry earnings.
With fairly similar distribution networks, products and services offered by CIBC’s major competitors, price competition in more traditional bank businesses such as deposit-taking and lending, together with historically low levels of interest rates, has compressed net interest margins. Revenue growth has been supported by higher fee-based business, as the major banks have expanded their wealth management and wholesale operations over the past decade.
In recent years, federal regulations have fostered increased competition by allowing subsidiaries of foreign banks and non-bank financial institutions to offer traditional banking services. Advances in technology have also opened up the market to new types of competitors and expanded the reach of existing non-bank competitors by allowing the delivery of limited financial services and products without the presence of a physical branch network.

In 2009, the difficult market and economic environment resulted in some foreign competitors retrenching from the Canadian market in certain retail and wholesale businesses.
Over the last several years, given limited domestic growth opportunities and relatively high price-to-earnings valuations for Canadian banks, there has been an increasing commitment to international expansion by many of the other Canadian banks to provide scale, presence and operational leverage. In 2009, the pace of foreign acquisitions slowed as Canadian bank management teams became more cautious in deploying capital due to continued economic uncertainties.
Finally, while the Canadian banks remain relatively well capitalized compared to global peers, there are numerous regulatory proposals being considered domestically and internationally to strengthen the global financial system. The proposed regulatory changes have not been finalized and the future impact on the Canadian banks remains unclear.
Social and Environmental Policies
A description of CIBC’s social and environmental policies, along with the steps taken to implement them, is provided in the 2009 AAR. Additional information about our environmental policies and environmental risks can be found under “Risk Management — Environmental risk” on page 88 of our 2009 AAR.
Risk Factors
A discussion of risk factors related to CIBC and its business, and the steps taken to manage those risks appears throughout the 2009 MD&A and in particular under the heading “Management of Risks” on pages 73 to 88 of the 2009 AAR.
GENERAL DEVELOPMENT OF THE BUSINESS
Three Year History
CIBC has a strategic imperative to deliver consistent and sustainable performance over the long term. At the end of 2009, CIBC identified three key priorities to support this imperative:
1.	Market leadership in core businesses
•	Achieve and maintain no less than #3 position, and targeting #1 or #2, in core Canadian-based retail and wholesale businesses
2.	Balanced and actively-managed business mix
•	Grow in certain areas where CIBC has competitive capabilities and market opportunities that can generate sustainable earnings
3.	Industry leading fundamentals
•	Underpin CIBC’s core businesses with strong capital and funding, competitive productivity measures and sound risk management
Previously, the three key priorities, originally identified in 2005, were:
1.	Maintain core business strength

2.	Improve productivity

3.	Build balance sheet strength
While challenging industry conditions affected CIBC’s financial performance, CIBC made progress against each of these priorities in 2009.

1. Business strength
CIBC Retail Markets, consisting of CIBC’s personal banking, business banking and wealth management businesses, had identified three priorities going into 2009: 1) provide strong advisory solutions; 2) deliver an excellent client service experience; and 3) offer client-focused financial products and solutions. During 2009, CIBC Retail Markets made progress against these priorities. CIBC offers a broad range of advisory solutions to clients through an advice platform that includes almost 3,000 accredited advisors. CIBC opened, relocated or expanded 41 branches in 2009, extended hours at targeted branches and continued to invest in its ABM, telephone banking and online banking channels. CIBC Retail Markets launched several new products for its clients, including chip-enhanced credit cards, Tax-Free Savings Accounts, a new high-interest savings account and an Unlimited Business Operating Account.
CIBC Retail Markets 2009 net income was down 16.8% from 2008 and down 29.7% from 2007. 2009 results were impacted by increased loan losses driven by higher delinquencies and bankruptcies within the credit card portfolio as a result of the deteriorating economic environment in Canada. 2007 results include a gain from the completion of Visa’s worldwide restructuring.
In early 2009, CIBC completed a repositioning of Wholesale Banking businesses to focus on capital markets and corporate and investment banking capabilities and exited activities that did not fit strategically with its target risk profile.
Wholesale Banking reported an after-tax loss of $507 million in 2009 compared to an after-tax loss of $4,199 million in 2008 and net income of $438 million in 2007. Results in 2008 and 2009 were affected by structured credit run-off and other market-related write-downs.
Wholesale Banking exceeded its financial objective set at the end of 2008, which was to deliver annual net income between $300 million and $500 million from its continuing businesses, reflecting progress against its strategy and the risk context the business set forth in 2008, as well as a favourable operating environment in 2009.
2. Productivity
Productivity continues to be a strategic priority at CIBC. In 2009, CIBC achieved its annual expense target for the fourth consecutive year.
CIBC has established a goal to hold expenses flat relative to annualized 2006 fourth quarter expenses. This goal was updated in 2007 to exclude FirstCaribbean and in 2008 to exclude exited businesses. Annualized 2006 fourth quarter expenses of $7,568 million included annualized fourth quarter expenses related to exited businesses of $464 million and no expenses related to FirstCaribbean.
In 2009, CIBC reported non-interest expenses of $6,660 million, which included $421 million related to FirstCaribbean and $68 million related to exited businesses.
In 2008, CIBC reported non-interest expenses of $7,201 million, which included $372 million related to FirstCaribbean and $183 million related to exited businesses.
In 2007, CIBC reported non-interest expenses of $7,612 million, which included $325 million related to FirstCaribbean.

3. Capital Strength
Entering 2009, capital strength was emphasized as a key priority for CIBC.
A primary measure of CIBC’s balance sheet strength is its Tier 1 capital ratio. CIBC has a stated Tier 1 capital ratio target of 8.5%.
CIBC’s Tier 1 capital ratio was 12.1% at October 31, 2009, up from 10.5% a year ago. The increase in Tier 1 was primarily the result of the issue of Tier 1 Notes by CIBC Capital Trust and the issuance of preferred shares, offset in part by structured credit charges during the year.
CIBC’s Tier 1 ratio was 9.7% at the end of 2007. The increase in Tier 1 from 2007 to 2008 was largely due to the issue of common shares and a reduction in risk-weighted assets resulting from the implementation of Basel II. These factors were partially offset by a reduction in retained earnings due to losses reported in 2008.
DIVIDENDS
CIBC has a common share dividend policy of maintaining a balance between the distribution of profits to shareholders and the need to retain earnings consistent with capital strength and supporting growth in its businesses. In the context of this overall policy, CIBC has a medium term objective for a dividend payout ratio of 40-50% of earnings attributable to common shareholders and seeks to create a pattern of stable growth in dividends per common share as appropriate.
The cash dividends declared and paid per share for each class of CIBC shares and restrictions on the payment of dividends can be found on pages 138 to 141 of the 2009 AAR.
CAPITAL STRUCTURE
A description of CIBC’s capital structure is provided on pages 137 to 142 of the 2009 AAR.
Ratings
The table below provides the ratings for CIBC’s Class A Preferred shares and debt obligations as at December 2, 2009:

STANDARD
	DBRS	MOODY’S	& POOR’S	FITCH
PREFERRED SHARES	Pfd-1 (low)	A1[1]	P-1 (low) A-	A
SENIOR DEBT	AA	Aa2	A+	AA-

SUBORDINATED DEBT	AA (low)	Aa3	A	A+

SHORT-TERM DEBT	R-1 (high)	P-1	A-1	F1+

[1]	On November 18, 2009, Moody’s placed on review for downgrade all Canadian bank hybrid capital instruments and non-cumulative preferred shares (including notes issued by CIBC Capital Trust and CIBC’s Class A preferred shares) consistent with the rating agency’s revised methodology for rating these instruments. Notably, this rating action excluded Canadian bank subordinated debt, all the ratings of which (including CIBC’s) were affirmed.

The ratings should not be construed as a recommendation to buy, sell, or hold CIBC securities. Ratings may be revised or withdrawn at any time by the respective rating agencies.
A definition of the categories of each rating as at October 31, 2009 has been obtained from the respective rating organization’s website and is outlined in Appendix A. A more detailed explanation of the various ratings may be obtained from the ratings agencies.
MARKET FOR SECURITIES2
CIBC maintains a listing of its common shares on the Toronto Stock Exchange and the New York Stock Exchange. CIBC maintains a listing of its preferred shares, other than the unlisted Series 28 Preferred Shares, on the Toronto Stock Exchange.
The following subordinated debt securities issued by CIBC are listed on the London Stock Exchange:
•	US Dollar Floating Rate Debenture Notes Due 2084 with interest at 6-month US$ LIBOR plus 0.25%. To CIBC’s knowledge the issue did not trade on the exchange during the year ended October 31, 2009,

•	US Dollar Floating Rate Subordinated Capital Debentures Due 2085 with interest at 6-month US$ LIBOR plus 0.125%. To CIBC’s knowledge the issue did not trade on the exchange during the year ended October 31, 2009.

[2]	From time to time securities of CIBC may be listed on other stock exchanges or quotation systems by investors, brokers or others without the consent or involvement of CIBC. This section does not include debt instruments that are classified as deposits.

Trading Prices and Volume

	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct
	08	08	09	09	09	09	09	09	09	09	09	09
Common Shares High	$57.50	$54.40	$56.06	$49.81	$48.82	$56.18	$61.36	$59.03	$67.80	$69.67	$67.86	$66.54
Low	$39.52	$43.10	$42.20	$38.06	$36.51	$45.06	$52.25	$52.70	$55.00	$61.94	$59.93	$61.30
Vol (‘000)	46767	49003	43653	38675	55483	35637	40274	42992	31602	34848	31664	22493
Pref. Series 18 High	$19.60	$18.50	$20.22	$20.89	$19.19	$20.99	$22.01	$22.67	$23.24	$24.49	$24.40	$23.85
Low	$15.01	$15.40	$18.50	$18.10	$17.20	$18.63	$20.12	$21.12	$21.50	$22.75	$23.46	$22.36
Vol (‘000)	270	481	205	95	116	116	129	140	151	199	154	78
Pref. Series 19 High	$25.99	$25.74	$26.50	$26.00	$25.75	$26.00	$26.74	$26.50	$26.99	$27.20	$26.88	$26.45
Low	$24.90	$25.12	$25.01	$25.50	$25.01	$25.11	$25.70	$25.55	$26.01	$26.25	$25.48	$25.71
Vol (‘000)	210	101	45	213	127	129	30	159	38	96	82	54
Pref. Series 23 High	$26.00	$26.20	$26.50	$26.89	$25.99	$26.59	$26.49	$26.25	$26.00	$26.73	$26.40	$26.00
Low	$25.15	$25.35	$25.53	$25.90	$25.25	$25.30	$25.40	$25.78	$25.77	$25.88	$25.80	$25.71
Vol (‘000)	310	198	208	128	263	249	335	115	120	207	80	276
Pref. Series 26 High	$20.86	$19.50	$20.50	$20.90	$20.00	$20.85	$22.73	$23.04	$24.22	$25.44	$25.19	$24.93
Low	$15.52	$15.91	$19.10	$19.59	$17.80	$19.85	$20.75	$22.15	$22.35	$23.87	$24.55	$23.66
Vol (‘000)	215	368	308	98	125	139	261	210	134	171	195	141
Pref. Series 27 High	$20.10	$19.19	$20.25	$19.99	$19.44	$20.60	$21.47	$22.26	$23.39	$24.88	$24.75	$24.22
Low	$15.50	$15.75	$19.25	$18.40	$17.50	$18.70	$20.25	$21.25	$21.40	$23.04	$23.80	$22.76
Vol (‘000)	280	529	268	146	175	165	275	301	300	279	159	160
Pref. Series 29 High	$19.50	$18.39	$19.49	$19.19	$18.87	$19.70	$20.98	$21.47	$22.69	$24.43	$24.25	$23.50
Low	$14.42	$15.07	$18.25	$18.15	$16.41	$18.49	$19.59	$20.75	$20.87	$22.25	$23.35	$21.74
Vol (‘000)	331	538	313	134	173	233	354	231	169	314	222	130
Pref. Series 30 High	$17.00	$16.90	$17.39	$17.07	$16.64	$18.20	$19.26	$19.15	$20.05	$22.00	$21.29	$20.81
Low	$13.00	$13.50	$16.46	$16.07	$15.00	$16.27	$17.73	$18.50	$18.40	$19.88	$20.46	$19.68
Vol (‘000)	533	988	471	251	666	409	213	621	624	311	356	332
Pref. Series 31 High	$16.92	$16.69	$17.25	$17.00	$16.56	$17.69	$18.43	$18.75	$19.75	$21.48	$20.92	$20.39
Low	$13.00	$13.25	$16.16	$15.30	$14.76	$15.90	$17.13	$18.08	$17.96	$19.57	$20.10	$19.35
Vol (‘000)	701	966	410	278	350	332	550	604	487	530	407	358
Pref. Series 32 High	$16.21	$15.90	$16.44	$16.00	$15.92	$16.96	$18.16	$18.69	$19.00	$20.69	$20.38	$19.54
Low	$12.50	$12.66	$15.25	$14.95	$14.30	$15.36	$16.80	$17.55	$17.46	$18.80	$19.28	$18.50
Vol (‘000)	391	1429	409	222	171	204	171	196	259	252	333	507
Pref. Series 33 High	$24.44	$22.25	$24.00	$23.25	$23.00	$24.25	$25.15	$25.70	$27.00	$27.00	$26.70	$26.40
Low	$19.00	$19.50	$20.80	$21.00	$21.00	$22.02	$23.75	$24.95	$25.11	$25.99	$25.50	$25.66
Vol (‘000)	112	245	173	96	124	108	396	572	339	131	290	200
Pref. Series 35 High				$25.70	$25.29	$26.69	$27.20	$27.33	$27.95	$28.00	$28.12	$27.59
Low	N/A	N/A	N/A	$24.60	$24.60	$25.07	$26.30	$26.67	$27.05	$27.54	$27.47	$26.51
Vol (‘000)				1441	662	455	292	480	397	342	623	447
Pref. Series 37 High					$25.10	$26.55	$27.74	$27.46	$28.08	$28.00	$28.10	$27.68
Low	N/A	N/A	N/A	N/A	$24.45	$25.00	$26.50	$26.61	$27.02	$27.70	$27.35	$27.15
Vol (‘000)					895	522	280	417	275	206	384	247

DIRECTORS AND OFFICERS
Directors and Board Committees
Information concerning the directors and board committees of CIBC is found on pages 34 to 37 of the 2009 AAR.
All of the directors have held their business affiliations indicated on page 37 of the 2009 AAR for the past five years with the exception of the following:
(i)	Luc Desjardins who was President & Chief Executive Officer of Transcontinental Inc. from 2000 to 2008;

(ii)	Nicholas D. Le Pan who was the Superintendent of Financial Institutions of Canada from 2001 to 2006;

(iii)	John P. Manley who was Counsel, McCarthy Tétrault LLP from 2004 to October 2009 and in public service from his election to Parliament in 1988 until 2004;

(iv)	Jane L. Peverett who was with British Columbia Transmission Corporation as President & Chief Executive Officer from 2005 to January 2009 and Chief Financial Officer from 2003 to 2005;

(v)	Leslie Rahl who was President of Capital Market Risk Advisors, Inc. from 1994 to 2009;

(vi)	Robert J. Steacy who was Executive Vice President & Chief Financial Officer of Torstar Corporation from 2002 to 2005; and

(vii)	Ronald W. Tysoe who was Vice-Chair of Macy’s Inc (formerly Federated Department Stores Inc.) from 1990 to October 2006 and Senior Advisor of Perella Weinberg Partners LP from 2006 to September 2007.
Directors are elected annually. Under the Bank Act and CIBC’s By-laws, a director’s term expires at the close of the next annual meeting of common shareholders, which is scheduled on February 25, 2010.
Executive Officers
The following are CIBC’s executive officers, their titles and their municipalities of residence, as at December 2, 2009:

Municipality
Name	Title	of Residence
McCaughey, G.T. (Gerry)	President and Chief Executive Officer, CIBC	Toronto

Baxendale, S. A. (Sonia)	Senior Executive Vice-President, CIBC and President, CIBC Retail Markets	Toronto

Capatides, M.G. (Mike)	Senior Executive Vice-President, Chief Administrative Officer and General Counsel	Morristown, NJ

Lalonde, R.A. (Ron)	Senior Executive Vice-President, Technology and Operations	Toronto

Nesbitt, R.W. (Richard)	Senior Executive Vice-President, Wholesale Banking, CIBC; and Chairman and CEO, CIBC World Markets Inc.	Toronto

Venn, R.E. (Richard)	Senior Executive Vice-President, Corporate Development, CIBC; and Managing Director and Deputy Chairman, CIBC World Markets Inc.	Toronto

Williamson, J.D. (David)	Senior Executive Vice-President and Chief Financial Officer	Toronto

Woods, T.D. (Tom)	Senior Executive Vice-President and Chief Risk Officer	Toronto
All of the executive officers have held their present business affiliations for more than five years except for Richard Nesbitt who was Chief Executive Officer from 2004 to 2008 and President from 2001 to 2004 at the Toronto Stock Exchange Group; and David Williamson who was President and Chief Executive Officer at Atlas Cold Storage from 2004 to 2006 and

Senior Vice-President, Strategic Planning and Business Development at Canada Life Financial Corporation from 2002 to 2003.
Shareholdings of Directors and Executive Officers
To the knowledge of CIBC, as at October 31, 2009, the directors and executive officers of CIBC as a group, beneficially owned, directly or indirectly, or exercised control or direction over less than 1% of the outstanding common shares of CIBC and FirstCaribbean International Bank.
Corporate Cease Trade Orders or Bankruptcies
Except as set out below, to the knowledge of CIBC, in the last ten years, no director or executive officer of CIBC is or has been a director, chief executive officer or chief financial officer of an issuer that, while that person was acting in that capacity, (a) was subject to a cease trade order or similar order, or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days or (b) was the subject of an event that resulted, after that person ceased to be a director or chief executive officer or chief financial officer, in the issuer being the subject of a cease trade order or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days. Except as set out below, to the knowledge of CIBC, in the last ten years, no director or executive officer of CIBC is or has been a director or executive officer of an issuer that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets:
(i)	Mrs. Jalynn H. Bennett, a director of CIBC, who was a director of Nortel Networks Corporation and Nortel Networks Limited (collectively, the Nortel Companies), when the Nortel Companies announced on March 10, 2006 the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates. The Ontario Securities Commission (OSC) issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees, including Mrs. Bennett, from trading in securities of the Nortel Companies until two business days following the receipt by the OSC of all of the filings the Nortel Companies are required to make under Ontario securities laws. The British Columbia Securities Commission (BCSC) and the Quebec Securities Commission (QSC) also issued similar orders. Mrs. Bennett was not subject to the orders issued by the BCSC and the QSC. The OSC lifted the cease trade order effective June 8, 2006. The BCSC and the QSC also lifted their cease trade orders shortly thereafter;

Mrs. Bennett was a director of the Nortel Companies when the Nortel Companies and certain other Canadian subsidiaries initiated creditor protection proceedings under the Companies’ Creditors Arrangement Act (CCAA) in Canada on January 14, 2009. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain Europe, Middle East and Africa subsidiaries made consequential filings in Europe and the Middle East. These proceedings are ongoing. Mrs. Bennett remains a director of the Nortel Companies;

(ii)	Mr. Gordon D. Giffin, a director of CIBC, was a director of AbitibiBowater Inc. from October 29, 2007 until his resignation on January 22, 2009. In April 2009, AbitibiBowater Inc. and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under the provisions of Chapter 11 and Chapter 15 of the U.S. Bankruptcy Code, as

amended, and sought creditor protection under the CCAA with the Superior Court of Quebec in Canada;

(iii)	Mr. John P. Manley, a director of CIBC, was a director of the Nortel Companies, when the OSC made final an order prohibiting all trading by directors, officers and certain current and former employees of the Nortel Companies on May 31, 2004, by reason of the Nortel Companies having announced the need to restate certain of their previously reported financial results and the resulting delays in filing their interim and annual financial statements for certain periods by the required filing dates under Ontario securities laws. This order was revoked by the OSC on June 21, 2005;

Mr. Manley was also a director of the Nortel Companies when the Nortel Companies announced on March 10, 2006 the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates. The OSC issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees, including Mr. Manley, from trading in securities of the Nortel Companies until two business days following the receipt by the OSC of all of the filings the Nortel Companies are required to make under Ontario securities laws. The BCSC and QSC also issued similar orders. The OSC lifted the cease trade order effective June 8, 2006. The BCSC and the QSC also lifted their cease trade orders shortly thereafter;

Mr. Manley was a director of the Nortel Companies when the Nortel Companies and certain other Canadian subsidiaries initiated creditor protection proceedings under the CCAA in Canada on January 14, 2009. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain Europe, Middle East and Africa subsidiaries made consequential filings in Europe and the Middle East. These proceedings are ongoing. Mr. Manley resigned as a director of the Nortel Companies on August 10, 2009;

(iv)	Ms. Leslie Rahl, a director of CIBC, was a director of the Federal National Mortgage Association (Fannie Mae) on September 6, 2008 when, at the request of the Secretary of the U.S. Department of the Treasury, the Chairman of the Board of Governors of the U.S. Federal Reserve and the Director of the U.S. Federal Housing Finance Authority (FHFA), the Board of Directors of Fannie Mae adopted a resolution consenting to putting Fannie Mae into conservatorship. After obtaining consent, the Director of FHFA appointed FHFA as conservator on September 6, 2008. On September 18, 2008, Ms. Rahl resigned as a director of Fannie Mae;

(v)	Mr. Charles Sirois, a director of CIBC, who was acting as Chairman of the Board of Microcell Telecommunications Inc. (Microcell) when it elected, and was granted protection, to restructure its capital under the CCAA in January 2003. In May 2003, Microcell successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of reorganization and of compromise and arrangement filed in February 2003, adopted by its affected creditors and judicially sanctioned. Mr. Sirois ceased to be a director of Microcell in 2004; and

(vi)	Mr. Robert J. Steacy, a director of CIBC, was a director of ITI Education Corporation (ITI) (as a result of Torstar Corporation’s partial ownership of ITI) when it voluntarily agreed to the appointment of a receiver in August 2001. Mr. Steacy resigned from the Board of ITI on August 16, 2001. In October 2001, a cease trading order was issued against ITI by the OSC, which prohibited the trading of securities of ITI until filing an Order of Revocation by the OSC. This cease trading order was imposed as a result of ITI’s failure to file its interim financial statements in accordance with Ontario securities law.

Penalties or Sanctions
To the knowledge of CIBC, no director or executive officer of CIBC, (i) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
Personal Bankruptcies
To the knowledge of CIBC, in the last ten years, no director or executive officer has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.
Conflicts of Interest
To the knowledge of CIBC, no director or executive officer of CIBC has an existing or potential material conflict of interest with CIBC or any of its subsidiaries.
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
A description of significant legal proceedings to which CIBC is a party is provided under the heading “Contingent Liabilities” on Page 154 of the 2009 AAR.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
To the knowledge of CIBC, no director or executive officer of CIBC, or any of their associates has any material interest, directly or indirectly, in any transaction within the three most recently completed financial years that has materially affected or will materially affect CIBC.
TRANSFER AGENT AND REGISTRAR
The addresses for CIBC’s transfer agent and registrar are provided on page 192 of the 2009 AAR.
EXPERTS
Ernst & Young LLP, Chartered Accountants, Toronto, Ontario, is the external auditor who prepared the Independent Auditors’ Reports to Shareholders — Report on Financial Statements and Report on Internal Control over Financial Reporting. Ernst & Young LLP is independent with respect to CIBC within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario, United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the United States Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002; and applicable independence requirements of the Public Company Accounting Oversight Board (United States).
AUDIT COMMITTEE
The Audit Committee Mandate as approved by the Board is included in Appendix B. The members of the Audit Committee are listed below. Each member of the Audit Committee is independent and financially literate as defined by Canadian securities laws. Each Audit

Committee member has been designated by the Board as an “audit committee financial expert” as defined by the rules of the United States Securities and Exchange Commission.
Education and Experience
This section describes the education and experience of CIBC’s Audit Committee members that is relevant to the performance of their responsibilities in that role.
Each member of the Audit Committee currently is, or has previously been, in charge of, or an advisor or a consultant to, a significant business operation, often as president or chief executive officer of a large public company and in the case of Mr. John Manley, the Minister of Finance for the Government of Canada. Given the breadth and complexity of a financial institution’s accounting issues, the Audit Committee members participate from time to time in internal or external sessions related to accounting matters or developments. Travel and attendance costs are paid by CIBC. Further detail on the education and experience of each Audit Committee member is set out below.
Jalynn H. Bennett C.M.
Mrs. Bennett is President of Jalynn H. Bennett and Associates Ltd., a Toronto-based consulting firm specializing in strategic planning and organizational development. She is a past director of the Bank of Canada and a former commissioner of the Ontario Securities Commission, and was a member of the Canadian Institute of Chartered Accountants 2000 Toronto Stock Exchange Committee on Corporate Governance. Before setting up her own consulting firm, Mrs. Bennett was associated for nearly 25 years with The Manufacturers Life Insurance Company. Mrs. Bennett is a director and member of the audit committee of Nortel Networks Corporation and Nortel Networks Limited. She is also a director of Teck Resources Limited and The Cadillac Fairview Corporation Limited. In 2008 Mrs. Bennett was appointed by the Treasury Board of Canada Secretariat as an external member of the Departmental Audit Committee of Human Resources and Social Development, Canada. Mrs Bennett received a Bachelor of Arts degree in Economics from the University of Toronto.
John P. Manley P.C., O.C.
Mr. Manley is President Designate of the Canadian Council of Chief Executives (CCCE). Prior to joining the CCCE, Mr. Manley was Counsel, McCarthy Tétrault LLP. Throughout more than 15 years of public service, Mr. Manley held several senior portfolios in the Canadian federal government. He was appointed to Cabinet in November 1993. Mr. Manley was appointed Deputy Prime Minister of Canada in January 2002 and also served as Finance Minister from June 2002 to December 2003. Mr. Manley is a director and member of the audit committee of Canadian Pacific Railway. He is also a member of the Board of Governors of the University of Waterloo, The Conference Board of Canada, the Board of Directors of the Institute for Research on Public Policy, and the Advisory Board of Canada 2020. Mr. Manley received a Bachelor of Arts degree from Carleton University and a law degree from the University of Ottawa.
Ronald W. Tysoe (Chair of the Audit Committee)
Mr. Tysoe was a Senior Advisor with Perella Weinberg Partners LP from October 2006 to October 2007. Mr. Tysoe was Vice-Chair of Macy’s Inc. (formerly Federated Department Stores, Inc.) from 1990 until October 2006 and served as Chief Financial Officer of Federated Department Stores from 1990 to 1997. Mr. Tysoe is a director of Retail Opportunity Investments Corp., a director and member of the audit committee of each of Cintas Corporation, Pzena Investment Management, Inc. and Taubman Centers, Inc., and he is a director and chair of the audit committee of Scripps Networks Interactive Inc. Mr. Tysoe received both Bachelor of Commerce and Bachelor of Law degrees from the University of British Columbia.

Jane L. Peverett
Ms. Peverett was President and Chief Executive Officer of British Columbia Transmission Corporation (BCTC) from 2005 to 2009. From 2003 to 2005 Ms. Peverett was Chief Financial Officer of BCTC. Prior to joining BCTC, Ms. Peverett was with Union Gas Limited where she held progressively senior finance and regulatory affairs roles until her appointment in 2001 as President and Chief Executive Officer, becoming the first woman president of a natural gas utility in Canada. Ms. Peverett is a fellow of the Society of Management Accountants and was named by RaderEnergy as one of the 50 Key Women in Energy on a Global Basis in 2004. Ms. Peverett is a director of BC Ferries, a director and Chair of the audit committee of EnCana Corporation, and a director and member of the audit committee of Northwest Natural Gas Company. Ms. Peverett is also a director of the Canadian Electricity Association and Associated Electric & Gas Insurance Services Limited (AEGIS). In 2005 Ms. Peverett received a PEAK award honouring women’s excellence in the field of finance and in 2009 was named one of the Influential Women in Business in Vancouver. Ms. Peverett holds a Bachelor of Commerce degree from McMaster University and an MBA from Queen’s University.
Pre-Approval Policies and Procedures
The Audit Committee has adopted a policy for the engagement of the shareholders’ auditors. The text of the policy is included in Appendix C.
Fees for Services provided by Shareholders’ Auditors
The information on professional service fees by Shareholders’ Auditors is provided on page 175 of the 2009 AAR.
ADDITIONAL INFORMATION
Additional information with respect to CIBC, including directors’ and officers’ remuneration and indebtedness, principal holders of CIBC’s securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in CIBC’s management proxy circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in CIBC’s financial statements and Management’s Discussion and Analysis for its most recently completed financial year. These documents, as well as additional information relating to CIBC, are available on SEDAR at www.sedar.com.

Appendix A
Rating Definitions
Dominion Bond Rating Service (DBRS)

Preferred Shares	Rating: Pfd-1(low)
Preferred share ratings provide an assessment of the risk that the issuer will not be able to meet its dividend and principal obligations in a timely manner. A Pfd-1 rating is the highest of 6 categories for preferred shares. Preferred shares rated Pfd-1 are of superior credit quality, and are supported by entities with strong earnings and balance sheet characteristics.

Senior Debt Subordinated Debt	Rating: AA Rating: AA (low)
Long-term debt ratings provide an assessment of the risk that the issuer will not be able to meet its interest and principal obligations in a timely manner. Long-term debt rated AA is ranked in the second highest of 10 categories. It is considered to be of superior credit quality, and protection of interest and principal is considered high. Because DBRS has an extremely restrictive definition for the AAA category, entities rated AA are also considered to be strong credits, with above-average strength in key areas of consideration and unlikely to be significantly affected by reasonably foreseeable events.

Short-Term Debt	Rating: R-1 (high)
Short-term debt ratings indicate the risk that a borrower will not be able to meet its short- term debt obligations in a timely manner. Short-term debt rated R-1 (high) is of the highest credit quality, indicative of an entity clearly able to repay current liabilities as they become due. Entities rated R-1 (high) normally maintain strong liquidity positions, conservative debt levels, and profitability that is both stable and above average. R-1 is the highest of six short-term debt ratings categories and entities rated R-1 (high) are normally leaders in structurally sound industry segments with proven track records, sustainable positive future results, and no substantial qualifying negative factors.
(Each DBRS rating category may be denoted by the subcategories “high” or “low”. The absence of a “high” or “low” designation indicates the rating is in the middle of the category.)
Moody’s

Preferred shares	Rating: A1
An A rating is the third highest of nine categories used by Moody’s. The obligation is subject to low credit risk. Earnings and asset protection are expected to be maintained at adequate levels.

Senior Debt Subordinated Debt	Rating: Aa2 Rating: Aa3
Long term debt ratings reflect an assessment of the borrower’s ability to repay its obligations with an original maturity of more than 1 year. The Aa rating category includes debt judged to be of high quality and very low credit risk and it is the second highest of 9 categories.

Short-Term Debt	Rating: P-1
Short-term debt ratings are assessments of an issuer’s ability to repay short-term obligations on a timely basis. There are four categories of ratings with P-1 being rated the highest. Issuers rated P-1 have a superior ability to repay short-term debt obligations.

(The modifiers 1, 2 and 3 may be used to indicate that the obligation ranks in the high, midrange or lower end of the rating category respectively.)
Standard & Poor’s (S&P)

Preferred Shares	Canadian Rating: P-1(Low)
Global Rating: A-
The P-1 rating is the highest of the eight categories used by S&P in its Canadian preferred share rating scales. CIBC’s rating of P-1 (Low) on the Canadian scale corresponds to a rating of A- on S&P’s global scale, which is in the second highest category on that scale. “High” and “Low” (for the Canadian scale) and “+” and “-” (for the global scale) grades may be used to indicate the relative standing of a credit within a particular rating category.

Senior Debt Subordinated Debt	Rating: A+ Rating: A
The A rating is the third highest of ten categories used to assess the ability of the borrower to meet its financial obligations as they become due. Although the borrower’s ability to meet its financial commitment on the obligation is strong, obligations rated A are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. A “+” or “-” grade may be used to denote the relative standing of a rating within the major rating categories.

Short-Term Debt	Rating: A-1
A short-term borrowing rated A-1 is rated in the highest of ten categories used by S&P. The borrower’s capacity to meet its financial obligations with respect to the debt is strong.
Fitch

Senior Debt	Rating: AA-
AA is the second highest rating category of ten ratings categories and indicates an assessment of very high credit quality and very low credit risk. This rating indicates a very strong capacity for timely payment of financial obligations that is not significantly vulnerable to foreseeable events.

Subordinated Debt Preferred Shares	Rating: A+ Rating: A
The A rating is in the third highest category and indicates an assessment of high credit quality and low credit risk. The capacity for payment of commitments is considered strong, but may however, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

Short-Term Debt	Rating: F1+
This rating indicates the highest credit quality and the strongest capacity for timely payment of financial commitments. The F1 rating is in the highest of seven ratings categories.
(The signs “+” (plus) or “-” (minus) denote relative position within major ratings categories.)

Appendix B
Canadian Imperial Bank of Commerce
Audit Committee Mandate
1. PURPOSE
(1)	The primary functions of the Audit Committee are to fulfill its responsibilities for reviewing the integrity of CIBC’s financial statements, financial disclosures and internal control over financial reporting; monitoring the system of internal control; monitoring CIBC’s compliance with legal and regulatory requirements; selecting the external auditors for shareholder approval; reviewing the qualifications, independence and performance of the external auditors; reviewing the qualifications, independence and performance of CIBC’s internal auditors; and acting as the Audit Committee for certain federally regulated subsidiaries.
2. MEMBERSHIP AND ORGANIZATION
(1)	Composition — The Audit Committee shall consist of not less than three or more than six independent members of the Board. At the invitation of the Audit Committee, members of CIBC’s management and others may attend Audit Committee meetings, as the Audit Committee considers necessary or desirable.

(2)	Appointment and Removal of Audit Committee Members — Each member of the Audit Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board, or until the earlier of (a) the close of the next annual meeting of shareholders of CIBC at which the member’s term of office expires, (b) the death of the member or (c) the resignation, disqualification or removal of the member from the Audit Committee or from the Board. The Board may fill a vacancy in the membership of the Audit Committee.

(3)	Chair — At the time of the annual appointment of the members of the Audit Committee, the Board shall appoint a Chair of the Audit Committee. The Chair shall: be a member of the Audit Committee; preside over all Audit Committee meetings; coordinate the Audit Committee’s compliance with this mandate; work with management to develop the Audit Committee’s annual work-plan and meeting agendas; and provide reports of the Audit Committee to the Board. The Chair may vote on any matter requiring a vote and shall provide a second vote in the case of a tie vote.

(4)	Independence — Each member of the Audit Committee shall meet the independence standards established by the Board and the additional requirements listed in Exhibit A to this mandate.

(5)	Financial Literacy — Members of the Audit Committee shall be financially literate or agree to become financially literate within a reasonable period of time following the member’s appointment. An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by CIBC’s financial statements.

(6)	Service on Multiple Audit Committees — No member of the Audit Committee may serve on the audit committees of more than two other public companies, unless the Board determines that this simultaneous service would not impair the ability of the member to effectively serve on the Audit Committee.

3. MEETINGS
(1)	Meetings — The members of the Audit Committee shall hold meetings as are required to carry out this mandate, and in any case no less than four meetings annually. The external auditors are entitled to attend and be heard at each Audit Committee meeting. The Chair, any member of the Audit Committee, the external auditors, the Chief Auditor, the Chair of the Board or the Chief Executive Officer may call a meeting of the Audit Committee by notifying the Corporate Secretary of CIBC who will notify the members of the Audit Committee. The Chair shall chair all Audit Committee meetings that he or she attends, and in the absence of the Chair, the members of the Audit Committee present may appoint a Chair from their number for a meeting.

(2)	Notices of Meetings — Notices of Audit Committee meetings may be provided by: prepaid mail, personal delivery, facsimile, electronic-mail or telephone, provided that the method of notification chosen shall be capable of being received by members of the Audit Committee and the external auditors at least 24 hours before an Audit Committee meeting at the member’s contact information last recorded with the Corporate Secretary. Any member of the Audit Committee may in any manner waive notice of an Audit Committee meeting and attendance at an Audit Committee meeting is waiver of notice of the meeting, except where a member attends for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not properly called.

(3)	Secretary and Minutes — The Corporate Secretary, his or her designate or any other person the Audit Committee requests, shall act as secretary at Audit Committee meetings. Minutes of Audit Committee meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Audit Committee for approval.

(4)	Quorum — A majority of the members of the Audit Committee shall constitute a quorum. If a quorum cannot be obtained for an Audit Committee meeting, members of the Board who would qualify as members of the Audit Committee may, at the request of the Chair or the Chair of the Board, serve as members of the Audit Committee for that meeting.

(5)	Resident Canadian Majority — The Audit Committee shall not transact business at an Audit Committee meeting unless a majority of the members present are “resident Canadians” under the Bank Act (Canada).

(6)	Access to Management and Outside Advisors — The Audit Committee shall have unrestricted access to management and employees of CIBC, and, from time to time may hold unscheduled or regularly scheduled meetings or portions of regularly scheduled meetings with the Chief Auditor, the external auditors, the Executive Vice-President, Governance and Control, the Chief Financial Officer or the Chief Executive Officer. The Audit Committee shall have the authority to retain and terminate external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the compensation for these advisors without consulting or obtaining the approval of the Board or any officer of CIBC. CIBC shall provide appropriate funding, as determined by the Audit Committee, for the services of these advisors.

(7)	Meetings Without Management — The Audit Committee shall hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which management is not present.

(8)	Access to Other Committees — The Chair or any member of the Audit Committee may request the input of another Board committee on any accountability or responsibility set out in this mandate.

4. ACCOUNTABILITIES AND RESPONSIBILITIES
The Audit Committee shall have the accountabilities and responsibilities set out below as well as any other accountabilities that are specifically delegated to the Audit Committee by the Board. In addition to these functions and responsibilities, the Audit Committee shall perform the duties required of an audit committee by the Bank Act (Canada), requirements of the stock exchanges on which the securities of CIBC are listed and all other applicable laws.
(1) Financial Reporting
(a)	General — The Audit Committee is responsible for reviewing the integrity of CIBC’s financial statements and financial disclosures. Management is responsible for the preparation, presentation and integrity of CIBC’s financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by CIBC. The external auditors are responsible for auditing CIBC’s annual consolidated financial statements and for reviewing CIBC’s unaudited interim financial statements.

(b)	Review of Annual Financial Reports — The Audit Committee shall review the annual consolidated audited financial statements of CIBC, the external auditors’ report thereon and the related management’s discussion and analysis (MD&A) of CIBC’s financial condition and results of operations and management’s report that they present fairly, in all material respects in accordance with Canadian generally accepted accounting principles (GAAP), or any other generally accepted accounting principles in which the financial statements of CIBC are prepared from time to time, the financial condition, results of operations and cash flows of CIBC. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the annual financial statements and the related MD&A.

(c)	Review of Interim Financial Reports — The Audit Committee shall review the interim consolidated financial statements of CIBC, the external auditors’ review report thereon and the related MD&A and managements report that they present fairly, in all material respects in accordance with GAAP, the financial condition, results of operations and cash flows of CIBC. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the interim financial statements and the related MD&A.

(d)	Review Considerations — In conducting its review of the annual financial statements or the interim financial statements, the Audit Committee shall:
(i)	meet with management and the external auditors to discuss the financial statements and MD&A;

(ii)	review the disclosures in the financial statements;

(iii)	review the audit report or review report prepared by the external auditors;

(iv)	discuss with management, the external auditors and internal legal counsel, as requested, any litigation claim or other contingency that could have a material effect on the financial statements;

(v)	review critical accounting and other significant estimates and judgments underlying the financial statements as presented by management;

(vi)	review any material effects of regulatory accounting initiatives, significant transactions or off-balance sheet structures on the financial statements as presented by management;

(vii)	review any material changes in accounting policies and practices and their impact on the financial statements as presented by management or the external auditors;

(viii)	review management’s and the external auditors’ reports on the effectiveness of internal control over financial reporting;

(ix)	review results of CIBC’s whistleblowing program; and

(x)	review any other matters, related to the financial statements, that are brought forward by the internal auditors, external auditors, management or which are required to be communicated to the Audit Committee under accounting policies, auditing standards or applicable law.
(e)	Approval of Other Disclosures — The Audit Committee shall review and, if advisable, approve or recommend for Board approval (i) the annual information form of CIBC; (ii) the Form 40F of CIBC; (iii) financial disclosure in a press release disclosing financial results, a prospectus or other securities offering document of CIBC; and (iv) any other material financial disclosure.
(2) External Auditors
(a)	General —The Audit Committee shall be responsible for oversight of the work of the external auditors in auditing and reviewing CIBC’s financial statements and internal controls over financial reporting including the resolution of disagreements between management and the external auditors regarding financial reporting.

(b)	Appointment and Compensation — The Audit Committee shall review and, if advisable, select and recommend (i) for shareholder approval, the appointment of the external auditors and (ii) for shareholder or Board approval, as applicable, the compensation of the external auditors.

(c)	Annual Review Report — At least annually, the Audit Committee shall obtain and review a report by the external auditors describing: (i) their internal quality—control procedures and (ii) any material issues raised by their most recent internal quality-control review, peer review or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors and any steps taken to deal with any of these issues.

(d)	Audit Plan — At least annually, the Audit Committee shall review and approve the external auditors’ annual audit plan. The Audit Committee shall consider and review with the external auditors any material changes to the scope of the plan.

(e)	Independence of External Auditors — At least annually, and before the external auditors issue their report on the annual financial statements, the Audit Committee shall: obtain from the external auditors a formal written statement describing all relationships between the external auditors and CIBC; discuss with the external auditors any disclosed relationships or services that may affect the objectivity and independence of the external auditors; and obtain written confirmation from the external auditors that they are independent within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which they belong and within the meaning of United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002, and Rule 3600T of the Public Company Accounting Oversight Board.

(f)	Evaluation and Rotation of Lead Partner — At least annually, the Audit Committee shall review the qualifications and performance of the external auditors. The Audit Committee shall obtain a report from the external auditors annually confirming that they are in compliance with all audit firm and regulatory requirements relating to partner rotation and that the engagement team collectively possesses the experience and competence to perform an appropriate audit.

(g)	Pre-Approval of Audit and Non-Audit Services — The Audit Committee shall pre-approve any retainer of the external auditors for any audit and non-audit service to CIBC or its subsidiaries in accordance with applicable law and Board approved policies and procedures. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

(h)	Hiring Practices — The Audit Committee shall review and approve guidelines regarding the hiring of employees or former employees of the external auditors or former external auditors.
(3) Internal Audit Function
(a)	General —The Internal Audit function is responsible for providing independent and objective assurance and consulting services to add value and improve the operations of CIBC by bringing a systematic, disciplined, approach to evaluating and improving the effectiveness of risk management, control and governance processes. The Audit Committee shall review the independence of the internal auditors from management having regard to the scope, budget, planned activities and organization structure of the internal audit function.

(b)	Internal Audit Charter — The Audit Committee is responsible for establishing and approving the Internal Audit Charter and mandate, which will be reviewed annually and updated as required.

(c)	Chief Auditor — The Audit Committee shall review and, if advisable, approve the appointment of CIBC’s Chief Auditor. At least annually, the Audit Committee shall evaluate the performance of the Chief Auditor and shall meet with the Chief Auditor to discuss the execution of matters under this mandate.

(d)	Review — At least annually, the Audit Committee shall consider and review with management and the Chief Auditor:
(i)	any difficulties encountered by the Chief Auditor in the course of internal audits, including any restrictions on the scope of internal audit work or access to required information; and

(ii)	the compliance of internal audit with professional standards promulgated by the Institute of Internal Auditors.
(e)	Audit Plans — The Audit Committee approves the annual audit plan presented by the Chief Auditor. The Chief Auditor, on a quarterly basis, will inform the Audit Committee of the status of the Audit Plan and any changes needed.
(4) Internal Controls
(a)	General — The Audit Committee shall monitor the system of internal control.

(b)	Establishment, Review and Approval — The Audit Committee shall require management to implement and maintain appropriate systems of internal control in accordance with applicable laws, regulations and guidance, including internal control over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Audit Committee shall consider and review with management, the external auditors, the Chief Auditor, the Executive Vice-President, Governance and Control and the Chief Compliance Officer:
(i)	the effectiveness of, or weaknesses or deficiencies in: the design or operation of CIBC’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), operational controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions;

(ii)	any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure, including those in CIBC’s periodic regulatory filings;

(iii)	any material issues raised by any inquiry or investigation by CIBC’s regulators;

(iv)	CIBC’s fraud prevention and detection program, including deficiencies in internal controls that may impact the integrity of financial information, or may expose CIBC to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting;

(v)	CIBC’s business continuity management and insurance programs, including, reviewing and recommending for Board approval a resolution establishing certain limits of insurance, to meet the requirements of the Protection of Assets (Banks) Regulations to the Bank Act; and

(vi)	any related significant issues and recommendations of the external auditors and internal auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses including those relating to internal controls over financial reporting and disclosure controls.
(5)	Certain Federally Regulated Subsidiaries — The Audit Committee shall be the audit committee for certain federally regulated subsidiaries of CIBC, as determined by the Audit Committee from time to time, that require an audit committee under applicable law. In meeting its Audit Committee responsibilities with respect to these subsidiaries, the Audit Committee shall:
(a)	review the annual financial statements of the subsidiary prior to approval by its board of directors;

(b)	review regulatory returns of the subsidiary as required under applicable law;

(c)	require management of the subsidiary to implement and maintain appropriate internal controls over financial reporting and financial disclosure controls and procedures and approve, review and evaluate these procedures;

(d)	review the effectiveness of the subsidiary’s internal control over financial reporting and financial disclosure, including computerized information system controls and security, the overall control environment and accounting and financial controls (including, without limitation, controls over financial reporting), and the impact of any identified weaknesses in internal control over financial reporting on management’s conclusions with respect to their effectiveness;

(e)	review any related significant issues and recommendations of the external and internal auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls;

(f)	review investments and transactions that could adversely affect the well being of the subsidiary; and

(g)	meet with the external auditors of the subsidiary to discuss the annual financial statements and the returns and transactions of such subsidiary, if applicable.
(6)	Regulatory Reports and Returns — The Audit Committee shall provide or review, as applicable, all reports and returns required of the Audit Committee under applicable law.

(7)	Compliance with Legal and Regulatory Requirements — The Audit Committee shall receive and review regular reports from the Chief Compliance Officer, the Executive Vice-President, Governance and Control, CIBC’s General Counsel, the Chief Auditor and other management members on: legal or compliance matters that may have a material impact on CIBC; the effectiveness of CIBC’s compliance policies; and any material reports received from regulators. The Audit Committee shall review management’s evaluation of and representations relating to compliance with specific regulatory requirements, and management’s plans to remediate any deficiencies identified.

(8)	Whistleblowing Procedures — The Audit Committee shall review and approve the procedures for the receipt, retention and treatment of complaints received by CIBC from employees or others, confidentially and anonymously, regarding accounting, internal accounting controls, or auditing matters.

(9)	Succession Planning —At least annually, the Audit Committee shall review succession plans for the Chief Financial Officer and the Chief Auditor of CIBC.

(10)	Adverse Investments and Transactions — The Audit Committee shall review any investments and transactions that could adversely affect the well-being of CIBC.

(11)	Audit Committee Disclosure — The Audit Committee shall review and approve any audit committee disclosures required by securities regulators in CIBC’s disclosure documents.

(12)	Assessment of Regulatory Compliance — The Audit Committee shall review management’s assessment of compliance with laws and regulations as they pertain to responsibilities under this mandate, report any material findings to the Board and recommend changes it considers appropriate.

(13)	Delegation — The Audit Committee may designate a sub-committee to review any matter within this mandate as the Audit Committee deems appropriate.
5. REPORTING TO THE BOARD
(1)	The Chair shall report to the Board, as required by applicable law or as deemed necessary by the Audit Committee or as requested by the Board, on matters arising at Audit Committee meetings and, where applicable, shall present the Audit Committee’s recommendation to the Board for its approval.
6. COMMITTEE MEMBER DEVELOPMENT AND PERFORMANCE REVIEW
(1)	The Chair shall co-ordinate orientation and continuing director development programs relating to this mandate for Audit Committee members.

(2)	At least annually, the Audit Committee shall evaluate and review the performance of the Audit Committee and each of its members and the adequacy of this mandate. This review will be undertaken in consultation with the Corporate Governance Committee of the Board.
7. CURRENCY OF THE AUDIT COMMITTEE MANDATE
(1)	This mandate was last revised and approved by the Board on May 28, 2009.

Exhibit “A”
U.S. Securities and Exchange Commission Standards Implementing the Sarbanes Oxley Act of 2002 (the “SOX Standards”)
•	A member of the Audit Committee (“Member”) must be “independent” under the SOX Standards. In order to be considered independent, a Member may not, other than in his or her capacity as a Member of the Audit Committee, the Board of Directors, or any other Board committee:
(a)	accept directly or indirectly any consulting, advisory or other compensatory fees from CIBC or any subsidiary thereof, excluding fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with CIBC (provided such compensation is not contingent in any way on continued service); or

(b)	be an “affiliated” person of CIBC or a subsidiary of CIBC.
The following words used above have the following meanings:
•	A Member is “affiliated” with CIBC or a subsidiary if he or she directly, or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with, CIBC or a subsidiary.

•	A person is not deemed to be in control of a specified person if the person:
(a)	is not the beneficial owner, directly or indirectly, of more than 10% of any class of voting equity securities; and

(b)	is not an “executive officer” of the specified person.
•	A Member is also affiliated if he or she is:
(a)	an executive officer of an affiliate of CIBC;

(b)	an employee of an affiliate of CIBC;

(c)	a general partner of an affiliate of CIBC; or

(d)	a managing member of an affiliate of CIBC.
•	“Executive officer” means the President (or Chief Executive Officer), any Vice President in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function, or any other person who performs similar policy making functions for the entity. Executive officers of subsidiaries may be deemed executive officers of an entity if they perform such policy-making functions for the entity.

•	“Indirect” acceptance of any consulting, advisory or other compensatory fee, includes acceptance by a spouse, minor child or minor stepchild, child or stepchild sharing a home with the Member, or by an entity in which such Member is a partner, member, an officer such as a managing director occupying a comparable position or an executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to CIBC or any subsidiary of CIBC.

Appendix C
CIBC Policy on the Scope of Services of the Shareholders’ Auditors
1. Summary
This policy is designed to provide a consistent approach for the engagement of the shareholders’ auditors; it also establishes the roles and responsibilities of those involved in external audit engagements and must be followed by all employees responsible for the engagement of shareholders’ auditors.
2. Intent
The purpose of this policy is to set parameters for the engagement of the shareholders’ auditors by CIBC consistent with CIBC corporate governance expectations and applicable law, including the U.S. Sarbanes-Oxley Act and SEC Rules.
3. Audience / Scope
This Policy covers all work that might be performed by the shareholders’ auditors through engagements with CIBC or its subsidiaries.
The term shareholders’ auditors refers to the firm of accountants that is appointed to perform the audit of the consolidated financial statements of CIBC and its subsidiaries. The current shareholders’ auditors are Ernst & Young LLP, including any Ernst & Young International, Ltd. or Ernst & Young Global Limited member or affiliated firm of Ernst & Young.
4. Policy Requirements
4.1	Scope of work and authorization standards:

4.1.1	All work performed by the shareholders’ auditors for CIBC or its subsidiaries (includes all majority owned entities) will be pre-approved by the Audit Committee. The Audit Committee may delegate authority to pre-approve such work to subcommittees consisting of one or more of its members, provided that any work so pre-approved must be ratified by the full Audit Committee at the next meeting of the Audit Committee. The Audit Committee may also establish pre-approval policies and procedures that are specific to a particular service. In order to meet this responsibility, for each fiscal quarter a pre-approved spending limit by category of allowable work is established and displayed in the Appendix. The EVP Governance and Control will monitor and report to the Audit Committee the quarterly cumulative use of the pre-approved limits. (See appendix for Examples of Services)

4.1.2	In the event that a non-audit service is provided by the shareholders’ auditors that was not recognized at the time of the engagement to be a non-audit service, such service must be brought to the attention of the Audit Committee or its delegate for approval.

4.1.3	The shareholders’ auditors will only perform audit, audit-related and tax work. Examples of “audit”, “audit-related” and “tax work” are included in the Appendix.

4.1.4	The shareholders’ auditors will be prohibited from performing corporate recovery work for a CIBC corporate credit customer when CIBC is in a position to direct the choice of the financial advisors or consultants.

4.1.5	The Audit Committee may approve exceptions to (3) and (4) above when it determines that such an exception is in the overriding best interests of CIBC and it is determined that such an exception does not impair the independence of the shareholders’ auditors. However, certain non-audit activities are generally prohibited and generally will not be considered for exception from this policy. These non-audit activities are listed in the Appendix.

4.2	Ongoing relationship standards:

4.2.1	The lead and concurring partners on the engagement will serve for a maximum of five years and then be subject to a five-year time out from serving on CIBC audits.

4.2.2	Other than the lead and the concurring partners, audit partners who have responsibility for decision-making on significant auditing, accounting and reporting matters will serve for a maximum of seven years and then be subject to a two-year time out from serving on CIBC audits, unless the audit partner performs less than 10 hours of audit, review or attest services.

4.2.3	CIBC will not employ, in a financial reporting oversight role, a member of the shareholders’ auditors engagement team within 12 months of the final closure of the audit in which that individual last participated.
5. Monitoring/Oversight Mechanism
5.1	On a quarterly basis, the EVP Governance and Control will prepare and present to the Audit Committee a summary report of all engagements of the shareholders’ auditors that are currently underway or have been completed since the prior quarter’s report, including engagements entered into pursuant to pre-approved quarterly limits. The summary report will describe the nature of each engagement, confirm that each engagement is in compliance with this policy and state the fees received by the shareholders’ auditors for each engagement.

5.2	Business management will make either oral or written presentations to the Audit Committee or its designee seeking pre-approvals for engagements of the shareholders’ auditors.

5.3	On a quarterly basis, the shareholders’ auditors will certify to the Audit Committee that all engagements with CIBC have been in compliance with this policy and will confirm that the shareholders’ auditors continues to be “independent” under applicable laws, rules and guidelines. As well, quarterly the shareholders’ auditors will table at the Audit Committee a classification and continuity schedule of all partners and staff that must be tracked in order to ensure adherence to the Ongoing Relationship Standards.

5.4	The EVP Governance and Control will be a signatory on all contracts of engagement with the shareholders’ auditors.

6. Roles and Responsibilities
The EVP Governance and Control is accountable for the management of this Policy and providing interpretations on its application.
7. Maintenance and Review
This policy is effective from the date of approval by the Audit Committee of CIBC, December 3, 2008 and applies to all subsequent engagements.
This policy will be reviewed at least annually and will be submitted to the Audit Committee of the Board of Directors for review and approval. Any significant updates will be communicated on CIBC Today.
8. Links
•	Procedures for Implementing the Scope of Services Policy

Appendix A

Pre-approval
Categories		Limit per
of Work	Examples of Services	Quarter[1]

Audit Services	Statutory audits or financial audits for CIBC and its subsidiaries or affiliates.	$1 million

Services associated with Canadian and U.S. registration statements, periodic reports and other documents filed with the regulators or other documents issued in connection with securities offerings (e.g., comfort letters, consents), and assistance in responding to comment letters

Attestation of management reports on internal controls

Audit Related Services	Employee benefit plan audits and other employee investment entity audits.	$.5 million

Agreed upon procedures reports or statutory compliance, regulatory or government program procedures required to comply with financial, accounting or regulatory reporting matters

Discussion and review of proposed accounting for disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the CICA, FASB, SEC, or other regulatory or standard setting bodies.

Due diligence services with respect to acquisitions or mergers of CIBC. The allowable services will be limited to the review of financial and tax information of the target and providing advice with respect to the likely impact on the reported financial statements and disclosures of CIBC.

Attest services not required by statute or regulation

Closing balance sheet audits pertaining to dispositions

General assistance with implementation of the requirements of SEC rules or listing standards promulgated pursuant to the Sarbanes-Oxley Act

Tax Work	Review of the financial statement implications of Canadian, provincial and local tax consequences of business transactions	$.5 million

Review of the financial statement implications of U.S. federal, and state tax consequences of business transactions

Review of the financial statement implications of international tax consequences of business transactions

Canadian tax compliance – CIBC consolidated and subsidiaries including the preparation of tax returns

International tax compliance – CIBC and subsidiaries

[1]	The amount up to which the EVP Governance and Control can approve for engagements within the quarter. Any amounts exceeding the limits must be approved by the Audit Committee. The pre-approval amount includes administration fees and GST where applicable.

Pre-approval
Categories		Limit per
of Work	Examples of Services	Quarter[1]

including the preparation of tax returns

U.S. federal, state and local tax compliance including the preparation of tax returns

Assistance with tax audits and appeals before CCRA, and similar provincial, local and other foreign agencies

Tax advice and assistance regarding statutory, regulatory or administrative developments

Prohibited Non-Audit	The shareholders’ auditors is prohibited from providing any of the following services:
Activities
•	Bookkeeping or other services related to the accounting records or financial statements of CIBC,

•	Financial information systems design and implementation,

•	Appraisal or valuation services, fairness opinions, or contributions-in-kind reports,

•	Actuarial services,

•	Internal audit outsourcing services,

•	Management functions or human resources,

•	Broker or dealer, investment advisor, or investment banking services,

•	Legal services,

•	Corporate recovery services[2] paid directly by CIBC or for a corporate credit customer of CIBC where CIBC is able to direct the choice of the financial advisors or consultants by virtue of its credit position with the client. Nothing in this section is intended to limit CIBC borrowers from freely choosing their own advisors.

•	Expert services unrelated to the audit and

•	Any other services that the Public Accounting Oversight Board in the US determines, by regulation, is impermissible.

[2]	Corporate recovery services are defined as financial services provided to companies, lenders, creditors and other parties-in-interest in troubled or potentially troubled credit situations.